Filer: Sprott Asset Management LP

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Central GoldTrust

Commission File No. 001-32934

Date: July 27, 2015

SPROTT GTU Only you can unlock the value of your gold investment and increase its security. Sprott can help.

SPROTT GTU Only you can unlock the value of you gold investment and increase its security. Sprott can help.

GTU Performance Versus PHYS Performance PHYS Follows the Value of Gold Price of Gold GTU is much more volatile and trades at a discount ~10% -15% -10% -5% -0% -5% 2013 2014 2015 Your investment should reflect the price of gold. Sprott Physical Gold Trust (PHYS) units have consistently reflected the price of gold. Your Central GoldTrust (GTU) units have not.

This document relates to the offer to purchase (the “Offer”) by Sprott Asset Management Gold Bid LP, a limited partnership created under the laws of the Province of Ontario (the “Offeror”) and owned and controlled by Sprott Asset Management LP (“Sprott”), all of the issued and outstanding units (the “GTU Units”) of Central GoldTrust (“GTU”), a corporation existing under the laws of Canada (NYSE MKT: GTU / TSX: GTU-U), in exchange for units of Sprott Physical Gold Trust (NYSEARCA: PHYS), a closed-end mutual fund trust established under the laws of the Province of Ontario managed by Sprott.

The Offer is subject to conditions.  Full details of the Offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the Notice of Extension and Variation dated June 22, 2015, the Notice of Extension and Variation dated July 7, 2015 and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities.  In connection with the Offer, Sprott Physical Gold Trust has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (as amended, a “Registration Statement”), which contains a prospectus relating to the Offer (a “Prospectus”).  Sprott and Sprott Physical Gold Trust have also filed a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the Offer for GTU.  This document is not a substitute for the Offer Documents, the Prospectuses, the Registration Statements or the Schedule TO.  GTU UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, SPROTT PHYSICAL GOLD TRUST, GTU AND THE OFFER.  Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com.  Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

Important Notice

This document does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU or Sprott Physical Gold Trust.  The Offer is being made solely pursuant to the Offer Documents.  The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

This document contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation.  Forward-looking information is not, and cannot be, a guarantee of future results or events.  Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.